FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 3, 2017
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Ring-fencing Legal Entity Transfers

Further to the announcements of 30 September 2016 relating to its future ring-fenced legal entity structure, The Royal Bank of Scotland Group plc (RBS) is today providing further details of the intra-group legal entity transfers which took place on 1 January 2017.
These transfers, described and illustrated in the group corporate structure chart at the link below, are the first of a number of planned moves and form part of RBS's ongoing restructuring plans to ensure it complies with the legal and regulatory requirements to ring-fence its retail and small and medium-sized enterprises banking services from its investment banking operations by 1 January 2019.
RBS's ring-fencing planning remains subject to regulatory, Board and other approvals as well as employee information and consultation procedures.
NatWest Holdings Limited
In line with its announcement of 30 September 2016, on 1 January 2017, The Royal Bank of Scotland Group plc introduced an intermediate holding company named NatWest Holdings Limited (NatWest Holdings), as a direct subsidiary of The Royal Bank of Scotland plc (Royal Bank). However, this is an interim structure as NatWest Holdings is expected to become a direct subsidiary of The Royal Bank of Scotland Group plc in mid-2018.
On 1 January 2017, National Westminster Bank Plc (NatWest) and Adam & Company Group PLC transferred from the Royal Bank and Ulster Bank (Ireland) Holdings Unlimited Company transferred from Ulster Bank Limited, to become direct subsidiaries of NatWest Holdings.
RBS International
The RBS International business will sit outside RBS' ring-fenced sub-group of companies. RBS has taken an important step to implementing this new structure by transferring The Royal Bank of Scotland International (Holdings) Limited (RBSI Holdings) from RBSG International Holdings Limited and National Westminster International Holdings BV to become a direct subsidiary of The Royal Bank of Scotland Group plc on 1 January 2017.
RBS International's operating companies will remain as subsidiaries of RBSI Holdings.
Additional Intra-Group Transfers
In support of its previously communicated strategy of including permitted business within the ring-fenced sub-group of companies, RBS has also transferred its Lombard and RBS Invoice Finance businesses into the future ring-fenced sub-group structure. Lombard North Central PLC and RBS Invoice Finance (Holdings) Limited transferred from Royal Bank to NatWest on 1 January 2017.
Finally, RBS has completed a number of other intra-group legal entity transfers, all supporting our target legal entity structure. Specifically, the following companies transferred to NatWest on 1 January 2017: The Royal Bank of Scotland Group Independent Financial Services Limited and RBSG Collective Investments Holdings Limited from The Royal Bank of Scotland Group plc and KUC Properties Limited from KUC Holdings Limited. NatWest Bank Nominees (Jersey) Limited also transferred to The Royal Bank of Scotland International (Holdings) Limited from NatWest.
The Royal Bank of Scotland Group plc will continue to be the primary issuing entity for funding and capital raising activities. RBS continues to work through its ring-fencing plans and any implications for debt issued by RBS's entities will be announced in due course.
For further information contact:
RBS Investor Relations
Alexander Holcroft
Head of Equity Investor Relations
+44 20 7672 1982
Matthew Richardson
Head of Fixed Income Investor Relations
+44 20 7678 1800
RBS Media Relations
+44 131 523 4205
Forward-looking statements

This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position and requirements, financial position, future pension funding requirements, on-going litigation and regulatory investigations, profitability, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "believes", "risk", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK Annual Report and Accounts and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: 2138005O9XJIJN4JPN90
http://www.rns-pdf.londonstockexchange.com/rns/2293T_-2017-1-3.pdf

Date: 3 January 2017

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary